Mail Stop 3-09

							May 20, 2005


Ronald W. Barrett, Ph.D.
Chief Executive Officer
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA  95051

Re:	Xenoport, Inc.
	Amendment No. 3 to the Registration Statement on Form S-1
	File No. 333-122156

Dear Dr. Barrett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Management`s Discussion and Analysis of Financial Condition and
Results..., page 35

Research and Development, page 40
1. We`ve reviewed your revisions in response to our April 18, 2005 letter. Due to its materiality, we feel that a discussion of "research and preclinical" costs is appropriate. Please disclose the nature of such costs and quantify those costs by major functional classification (e.g. employee related expenses and facilities costs).
Also disclose the effect that "research and preclinical" will have on future operations and cash flows.

*	*	*

      Provide a letter keying your responses to the comments. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Keira Ino at (202) 551-3659 or James
Rosenberg
(202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Song
Brandon at (202) 551-3621 or John Krug at (202) 551-3862 with any other questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Suzanne Sawochka Hooper, Esq.
	Kathryn Walker Hall, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA  94306







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